UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Superconductor Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
030111108
(CUSIP Number)
Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS: Kevin Douglas

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,878,800 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,691,769 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,691,769

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,157,464 shares directly and jointly. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 721,336 shares.

(2)	Kevin Douglas has dispositive power with respect to 272,378 shares held by James E. Douglas, III and 540,591 shares held by the Douglas Family Trust.

(3)	Based on 33,374,382 shares of the Issuer’s Common Stock outstanding as of November 6, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS: Michelle Douglas

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,878,800 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,878,800 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,878,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Michelle Douglas and her husband, Kevin Douglas, hold 1,157,464 shares directly and jointly. In addition, Michelle Douglas and Kevin Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 721,336 shares.

(2)	Based on 33,374,382 shares of the Issuer’s Common Stock outstanding as of November 6, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS: James E. Douglas III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		272,378

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		272,378 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	272,378

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Kevin Douglas has dispositive power with respect to 272,378 shares held by James E. Douglas, III.

(2)	Based on 33,374,382 shares of the Issuer’s Common Stock outstanding as of November 6, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS: Douglas Family Trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		540,591

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		540,591 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	540,591

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Kevin Douglas has dispositive power with respect to 540,591 shares held by the Douglas Family Trust.

(3)	Based on 33,374,382 shares of the Issuer’s Common Stock outstanding as of November 6, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No.	030111108

1	NAMES OF REPORTING PERSONS: James Douglas and Jean Douglas Irrevocable Descendant's Trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		721,336

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		721,336

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	721,336

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 33,374,382 shares of the Issuer’s Common Stock outstanding as of November 6, 2006, as reported in its report on Form 10-Q for the fiscal quarter ended September 30, 2006.

Item 1.
(a)	Name of Issuer: American Superconductor Corporation

(b)	Address of Issuer’s Principal Executive Offices: Two Technology Drive Westborough, MA 015812
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 030111108

(2)(a)	NAME OF PERSONS FILING: Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 030111108

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.   Ownership
     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which Rows and footnotes are incorporated by reference herein.
     As of the date of the event which required the filing of this Schedule 13G/A, the Reporting Persons held directly the following number of shares of the Issuer’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin and Michelle Douglas (1)(2)	1,157,464

James E. Douglas, III (3)	272,378

Douglas Family Trust (4)	540,591

James Douglas and Jean Douglas Irrevocable Descendants’ Trust (5)	721,336

Total	2,691,769
(1)	Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 1,157,464 shares he holds directly and jointly with his wife, Michelle Douglas; (ii) shared dispositive power with respect to all 272,378 shares held directly by James E. Douglas, III and all 540,591 shares held directly by the Douglas Family Trust pursuant to written authorizations; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 721,336 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.
(2)	Michelle Douglas has (i) shared voting and shared dispositive power with respect to all 1,157,464 shares she holds directly and jointly with her husband, Kevin Douglas and (ii) shared voting and shared dispositive power, in her capacity as co-trustee, with respect to all 721,336 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.
(3)	James E. Douglas, III has sole voting power with respect to all 272,378 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares.
(4)	The Douglas Family Trust has sole voting power with respect to all 540,591 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares.
(5)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 721,336 shares it holds directly.
     Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.    Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.
Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8.   Identification and Classification of Members of the Group
     See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.
Item 9.   Notice of Dissolution of Group
     Not applicable.
Item 10.   Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
Kevin Douglas

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
Michelle Douglas

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST
Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	James E. Douglas, Jr.
		Title:	Trustee

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	Jean A. Douglas
		Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	Kevin Douglas
		Title:	Trustee

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	Michelle Douglas
		Title:	Trustee

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of American Superconductor Corporation’s Common Stock is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
Kevin Douglas

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
Michelle Douglas

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST
Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	James E. Douglas, Jr.
		Title:	Trustee

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	Jean A. Douglas
		Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	Kevin Douglas
		Title:	Trustee

Date: February 9, 2007	By:	Tim McGaw, as Attorney-in-Fact
		Name:	Michelle Douglas
		Title:	Trustee